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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50337

SEC Mail Processing
AUG 28 2018
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONFUND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 OLD DANBURY ROAD
(No. and Street)

WILTON	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SPONGBERG 203-563-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

300 ATLANTIC STREET	STAMFORD	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
AUG 28 2018
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JONATHAN SPONGBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONFUND SECURITIES, INC., as of JUNE 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before
me this 27th day of August, 2018.

Signature

TREASURER

Title

Amanda M. Brown

Notary Public

AMANDA M. BROWN
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 4/30/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMANDA M. BROWN NOTARY PUBLIC CONNECTICUT

Commonfund Securities, Inc.

(A wholly owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2018

Commonfund Securities, Inc.
Index
June 30, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Commonfund Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Commonfund Securities, Inc. as of June 30, 2018 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 27, 2018

We have served as the Company's auditor since 1997.

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2018

Assets		
Cash and cash equivalents (Note 2)	$	11,336,556
Receivables from affiliated organizations		12,528,280
Deferred tax asset		49,558
Property and equipment, at cost, less accumulated depreciation (Note 2)		4,470
Prepaid expenses		192,078
Other assets		27,381
Other receivables		20,220
Total assets	$	24,158,543
Liabilities and Shareholder's Equity		
Compensation payable (Note 7)	$	3,870,214
Accounts payable and accrued expenses		590,977
Current tax liability		611,388
Payable to affiliated organizations		370,424
Total liabilities		5,443,003
Commitments and contingencies (Note 6)		
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)		10
Paid-in-capital		3,555,418
Retained earnings		15,160,112
Total shareholder's equity		18,715,540
Total liabilities and shareholder's equity	$	24,158,543

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo") a wholly owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo and the Company expanded its broker-dealer services to Commonfund, Commonfund Asset Management Company ("Comanco"), and Commonfund Capital, Inc. ("CCI"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. This Statement of Financial Condition is presented in the Company's functional currency, the United States Dollar.

Income Taxes

The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company has a tax sharing agreement with HoldCo, whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. The Company is then required to reimburse HoldCo payment of such tax. Furthermore, HoldCo has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The deferred tax assets are primarily from compensation awarded, but not paid, for which we determine, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be realized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance. ASC 740 provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the Statement of Financial Condition is the greatest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant taxing authorities. The

Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash and cash equivalents include cash, bank deposits and money market mutual funds with original maturities of 90 days or less. Cash is held on deposit with the Company's custodian, Wells Fargo Bank, N.A. Cash equivalents include a money market fund that invests in government agency debt, treasury repurchase agreements and treasury debt.

At June 30, 2018, cash and cash equivalents consisted of:

Demand Deposit	$	7,331,157
State Street Institutional U.S. Government Money Market Fund		4,005,399
Total	$	11,336,556

The money market fund offers daily liquidity and is valued at net asset value of $1.00 per share as reported by the fund. The money market fund is considered a Level 1 investment. Level 1 assets are valued using inputs that reflect unadjusted quoted prices in active markets that the Company has the ability to access at the measurement date.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. The major category of fixed assets as of June 30, 2018 is Furniture, Fixtures and Equipment with a cost and accumulated depreciation of $246,862 and $242,392, respectively.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases*. ASU 2016-02 supersedes existing guidance on lease accounting and requires lessees to recognize a Right-Of Use ("ROU") asset and a lease liability on leases lasting more than one year. The new standard is effective for the fiscal year beginning after December 15, 2018, with early adoption permitted. The Company expects to adopt the new standard on its effective date. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest period presented in the financial statements, with certain practical expedients available.

The Company expects that adoption of this standard will have a material impact on its Statement of Financial Condition. While management is continuing to assess the effect of adoption, management currently believe the most significant changes relate to the recognition of new ROU assets and lease liabilities on the Statement of Financial Condition for office operating leases. The Company does not expect a significant change in leasing activity between now and adoption. As of the date of this Statement of Financial Condition, the quantitative impact to this financial statement is unknown.

Management has reviewed ASU 2016-02 for impact on net capital requirements (Note 4) and currently expects to treat capitalized ROU assets as allowable assets to the extent of related operating lease liabilities. Additionally, all lease liabilities will be excluded from the determination of aggregated indebtedness to the extent of the related ROU asset.

Adoption of other recently effective accounting standards did not have a material impact to the Company's Statement of Financial Condition.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting.

As of June 30, 2018, Receivables from and Payables to affiliated organizations are as follows:

	Receivable From	Payable To
Commonfund	$ -	$ 370,424
Holdco	12,494,863	-
CCI	33,417	-
	$ 12,528,280	$ 370,424

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $5,443,003 at June 30, 2018. At June 30, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.93 to 1 and net capital was $5,836,228 which was $5,473,361 in excess of such required net capital, or $362,867.

The Company is exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage. The Company's cash equivalents are invested with a major national investment company and is not covered by FDIC insurance. These factors subject the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of these financial institutions in order to monitor the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at and operating costs of Commonfund's headquarters. The office share agreement allows for termination with 90-days' notice by either party.

Additionally, the Company has an office lease agreement in San Francisco, California. The current term of the lease agreement will expire on June 30, 2019.

The Company's minimum annual lease commitments are as follows:

2019	547,253
2020	265,993
2021	132,997
Total	$ 946,243

The above table includes CSI's share of estimated minimum lease commitments at Commonfund headquarters, using current headcount allocations and through lease term of December 31, 2020.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

Commonfund implemented the Commonfund and Affiliates Incentive Compensation Policy (the "Plan") effective July 1, 2015 to align compensation with operational goals. The Plan is effective for all employees of the Company and replaces all prior incentive compensation plans. Compensation costs under the Plan are recognized during the fiscal year, with payments generally made by the third month following fiscal year end.

Pursuant to the Plan, awards previously granted during the fiscal year ended June 30, 2015, subject to vesting conditions under the Commonfund and Affiliates Contingent Incentive Compensation Plan (the "Contingent Plan") for each respective year will continue to be subject to the terms and conditions of these Contingent Plans. Awards granted under the Contingent Plan vest ratably over a three year period, with payments made on each three year anniversary of grant date. Actual payments are determined by applying a notional adjustment (whether positive or negative) to the contingent amounts in accordance with the Contingent Plans approved by the Compensation Committee of Commonfund.

The June 30, 2018 liability under the Plan and Contingent Plan of $3,870,214 is included as Compensation payable on the Statement of Financial Condition. As of June 30, 2018, no unearned and unvested awards are outstanding under the Contingent Plan.

8. Capital Withdrawal

As sole shareholder, Holdco will on occasion withdraw capital from the Company. During the year ended June 30, 2018, Holdco withdrew a total of $1.5 million of equity capital. Withdrawals of $500,000 were made on March 26, 2018, May 21, 2018 and June 28, 2018.

9. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement of Financial Condition through August 27, 2018, the date this financial statement was available to be issued.